UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS PASSENGER TRAFFIC

DECREASE OF 7.7% FOR AUGUST 2009

Guadalajara, Jalisco, Mexico – September 8, 2009 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of August 2009 compared to traffic figures for August 2008.

During August 2009, total terminal passengers decreased 7.7% compared to the previous year; domestic passenger traffic decreased 3.8%, while international passenger traffic decreased 15.8% compared to August 2008.

Domestic Terminal Passengers (in thousands):

Airport	Aug-08	Aug-09	% Var	Jan-Aug 08	Jan-Aug 09	% Var
Guadalajara	417.0	419.3	0.6%	3,484.8	2,914.2	-16.4%
Tijuana	349.9	338.9	-3.1%	2,861.6	2,295.8	-19.8%
Puerto Vallarta	90.6	79.4	-12.4%	644.1	519.0	-19.4%
Los Cabos	90.0	83.6	-7.1%	621.5	573.3	-7.7%
Hermosillo	94.6	94.7	0.1%	839.4	748.0	-10.9%
Guanajuato	62.0	48.2	-22.3%	481.8	343.5	-28.7%
La Paz	43.3	49.3	13.9%	325.4	315.6	-3.0%
Mexicali	45.8	43.2	-5.8%	364.6	324.5	-11.0%
Morelia	27.3	22.8	-16.6%	238.5	162.2	-32.0%
Aguascalientes	33.1	20.5	-38.0%	233.1	147.3	-36.8%
Los Mochis	15.1	20.0	31.9%	149.1	120.5	-19.2%
Manzanillo	8.5	8.3	-2.3%	81.8	62.2	-23.9%
Total	1,277.0	1,228.0	-3.8%	10,325.7	8,526.1	-17.4%

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the United States
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

International Terminal Passengers (in thousands):

Airport	Aug-08	Aug-09	% Var	Jan-Aug 08	Jan-Aug 09	% Var
Guadalajara	208.1	208.7	0.3%	1,524.8	1,351.2	-11.4%
Tijuana	2.5	1.9	-22.7%	19.7	14.1	-28.2%
Puerto Vallarta	149.5	89.3	-40.3%	1,775.9	1,393.9	-21.5%
Los Cabos	159.2	129.4	-18.7%	1,513.7	1,284.2	-15.2%
Hermosillo	7.9	7.4	-6.2%	70.2	53.6	-23.7%
Guanajuato	40.6	37.6	-7.4%	312.8	250.9	-19.8%
La Paz	3.5	2.3	-34.5%	37.9	22.9	-39.8%
Mexicali	0.4	0.2	-34.8%	3.2	2.6	-16.1%
Morelia	19.0	19.9	4.7%	133.5	152.0	13.8%
Aguascalientes	9.0	8.0	-10.6%	72.4	44.7	-38.2%
Los Mochis	0.4	0.4	2.0%	7.4	3.8	-49.1%
Manzanillo	2.6	2.0	-22.2%	86.2	70.4	-18.4%
Total	602.6	507.2	-15.8%	5,557.7	4,644.2	-16.4%

Total Terminal Passengers (in thousands):

Airport	Aug-08	Aug-09	% Var	Jan-Aug 08	Jan-Aug 09	% Var
Guadalajara	625.0	628.1	0.5%	5,009.6	4,265.3	-14.9%
Tijuana	352.4	340.8	-3.3%	2,881.3	2,309.9	-19.8%
Puerto Vallarta	240.1	168.7	-29.8%	2,420.0	1,912.9	-21.0%
Los Cabos	249.2	213.0	-14.5%	2,135.2	1,857.5	-13.0%
Hermosillo	102.5	102.1	-0.4%	909.6	801.6	-11.9%
Guanajuato	102.6	85.8	-16.4%	794.6	594.4	-25.2%
La Paz	46.8	51.6	10.3%	363.4	338.4	-6.9%
Mexicali	46.2	43.4	-6.0%	367.8	327.2	-11.0%
Morelia	46.2	42.6	-7.8%	372.0	314.1	-15.6%
Aguascalientes	42.1	28.6	-32.2%	305.5	192.0	-37.1%
Los Mochis	15.5	20.4	31.1%	156.5	124.3	-20.6%
Manzanillo	11.0	10.2	-7.0%	168.0	132.6	-21.1%
Total	1,879.6	1,735.2	-7.7%	15,883.5	13,170.2	-17.1%

Regarding material events for the month of August, Volaris initiated operations to the United States, operating routes from Guadalajara – Los Angeles and Guadalajara – Oakland. Additionally, Mexicana Link began to operate new routes from Guadalajara with destinations to Acapulco, Mazatlán, Oaxaca and Tuxtla Gutiérrez, as well as opening routes from La Paz and Los Mochis, whose principal destination will be the Guadalajara International Airport.

GAP Passenger Traffic Report August 2009	Page 2 of 3

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report August 2009	Page 3 of 3

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: September 9, 2009